Form CB

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) □

Securities Act Rule 802 (Exchange Offer) X

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) □

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) □

Exchange Act Rule 14e-2(d) (Subject Company Response) □

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) X

MOSS LAKE GOLD MINES LTD.
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

WESDOME GOLD MINES LTD.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Baker & McKenzie LLP Brookfield Place Bay/Wellington Tower 181 Bay Street, Suite 2100 Toronto, Ontario Canada M5J 2T3 Attention: Sonia M. Yung (416) 865-6875
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Wesdome Gold Mines Ltd. 8 King Street East, Suite 1305 Toronto, Ontario M5C 1B5 Canada Tel: + (416) 360-3743 Fax: + (416) 360-7620	Anthony Tu-Sekine, Esq. Seward & Kissel LLP 901 K Street, NW, 8th Floor Washington, DC 20001 (202) 737-8833 (telephone number) (202) 737-5184 (facsimile number)

February 26, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(1)       Exhibit 1.1:  Notice and Management Information Circular for the Special Meeting of Shareholders of Moss Lake Gold Mines Ltd., dated February 14, 2014.

(2)       Exhibit 1.2:  Proxy.

(3)       Exhibit 1.3:  Voting Instruction Form.

(4)       Exhibit 1.4:  Letter of Transmittal.

(5)       Exhibit 1.5:  Notice of Special Meeting of Shareholders.

Item 2. Informational Legends

See "Notice to United States Securityholders" on page x of the Notice and Management Information Circular for the Special Meeting of Shareholders of Moss Lake Gold Mines Ltd., dated February 14, 2014.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)           Exhibit 2.1: Moss Lake Gold Mines Ltd. Audited Financial Statements as at December 31, 2012 and 2011together with the notes thereto and the auditors' report thereon.

(2)           Exhibit 2.2: Moss Lake Gold Mines Ltd. Management's Discussion and Analysis of the financial condition and results of operations for the financial years ended December 31, 2012 and 2011.

(3)           Exhibt 2.3: Interim unaudited consolidated financial statements of Moss Lake Gold Mines Ltd. for the three and nine-month period ended September 30, 2013.

(4)           Exhibit 2.4: Moss Lake Gold Mines Ltd. Management's Discussion and Analysis of the financial condition and results of operations for the three and nine-month period ended September 30, 2013.

(5)           Exhibit 2.5: Management Information Circular dated August 20, 2013, prepared in connection with the annual meeting of Moss Lake Gold Mines Ltd. Shareholders held on September 20, 2013.

(6)            Exhibit 2.6: Material Change Report of Moss Lake Gold Mines Ltd. dated January 30, 2014 with respect to the announcement by Moss Lake Gold Mines Ltd. of it entering into the Business Combination Agreement.

(7)            Exhibit 2.7: Annual Information Form for Wesdome

(8)           Exhibit 2.8: Wesdome Audited Financial Statements as at December 31, 2012 and 2011together with the notes thereto and the auditors' report thereon.

(9)           Exhibit 2.9: Wesdome. Management's Discussion and Analysis of the financial condition and results of operations for the financial years ended December 31, 2012 and 2011.

(10)         Exhibt 2.10: Interim unaudited consolidated financial statements of Wesdome for the three and nine-month period ended September 30, 2013.

(11)         Exhibit 2.11: Wesdome Management's Discussion and Analysis of the financial condition and results of operations for the three and nine-month period ended September 30, 2013.

(12)         Exhibit 2.12: Management Information Circular dated March 26, 2013, prepared in connection with the annual meeting of Wesdome Shareholders held on May 1, 2013.

(13)         Exhibit 2.13: Material Change Report of Wesdome. dated August 27, 2013with respect to the announcement by Wesdome of it entering into an agreement with Resolute Performance Fund to reconstitute the Wesdome Board, appoint a new President and Chief Executive Officer and appoint a new Chairman of the Wesdome Board.

PART III—CONSENT TO SERVICE OF PROCESS

(1)    A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on February 26, 2014.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Ma
(Signature)

Brian Ma, Chief Financial Officer
(Name and Title)

February 26, 2014
(Date)